

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via E-mail
Mr. Nicholas Swenson
Groveland Group
3033 Excelsior Blvd
Suite 560
Minneapolis, MN 55416

> **Re:** **Biglari Holdings Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 18, 2015 by Nicholas J. Swenson et al.**
> **File No. 000-08445**

Dear Mr. Swenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, <u>and</u> provide supplemental support for these particular statements with your response:

    - "The Company's strategic direction … is driving unprofitable sales growth." (page 2)

    - " … Mr. Biglari is hurting his franchisees." (page 3)

    - "Mr. Biglari and the board consider shareholder-friendly actions when it is convenient for them to do so (when they need shareholder votes) and seem to circumvent shareholders when shareholder interests are in conflict with Mr. Biglari's." (page 3)

- "Mr. Biglari and the board are trying to hide the Company's ballooning G&A expenses behind the veil of the franchising initiative." (page 9)

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

        Sincerely,

        /s/ Tiffany Piland Posil

        Tiffany Piland Posil
        Special Counsel
        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Peter D. Fetzer, Esq.
       Foley & Lardner LLP